Exhibit 99.3

December 31, 2015

To:	Provectus Warrant Holders

RE:	Warrant Exercise and Warrant Replacement Offering

Provectus Biopharmaceuticals, Inc. is offering to certain of its warrant holders a limited-time opportunity to exercise their existing warrants, which are exercisable between $1.00 and $3.00 per share at a discounted exercise price of $0.75 per share, and receive, in addition to the common stock issued as a result of the warrant exercise, a new warrant expiring on June 19, 2020. These “replacement warrants” will be exercisable at $0.85 per share. A summary of the offer is provided beginning on page 1 of the enclosed Offer Letter/Prospectus.

We urge you to review details of this offering and follow the instructions described in the enclosed Offer Letter/Prospectus and the instructions from your brokerage firm if you are interested in taking advantage of this opportunity. Your prompt attention is requested. Although the offer is currently scheduled to expire at 4:00 p.m. Eastern Time on February 15, 2016, your broker may have an earlier cut-off time for receipt of instructions.

If you have any questions concerning the offer, please contact your broker, or contact us at (866) 594-5999 for assistance. Questions and requests for assistance or additional copies of the Letter of Transmittal or Notice of Guaranteed Delivery should be directed to Broadridge Corporate Issuer Solutions at:

By hand or overnight courier: Broadridge, Inc., Attn: BCIS IWS, 51 Mercedes Way, Edgewood, New York 11717

By mail:* Broadridge, Inc., Attn: BCIS Re-Organization Dept., P.O. Box 1317, Brentwood, New York 11717-0693

* If your chosen delivery method is USPS Priority Mail or USPS Registered Mail, you must utilize the overnight courier address.

Sincerely,

Peter R. Culpepper

Chief Financial Officer